                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      VMS NATIONAL PROPERTIES JOINT VENTURE
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101
--------------------------------------------------------------------------------
            Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee


----------------------                          --------------------
Transaction valuation*                          Amount of filing fee
----------------------                          --------------------

$1,201,870.00                                     $110.57
-------------                                     -------

* For purposes of calculating the fee only. This amount is equal to the maximum aggregate offering price of the partnership common units of AIMCO Properties, L.P. being registered in connection with exchange offers for limited partnership interests in VMS National Residential Portfolio I and VMS National Residential Portfolio II (participants in VMS National Properties Joint Venture). The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $92.00 per $1,000,000 of the maximum aggregate offering price.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $110.57           Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Form S-4 (Portfolio I)    Date Filed:  June 17, 2002
                          Form S-4 (Portfolio II)                June 17, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO


                  This Tender Offer Statement on Schedule TO relates to the offers by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), to purchase units of limited partnership interest ("Units") of VMS National Residential Portfolio I, an Illinois limited partnership ("Portfolio I"), and VMS National Residential Portfolio II, an Illinois limited partnership ("Portfolio II") (both participants in VMS National Properties Joint Venture) (collectively the "Partnerships"), in exchange for partnership common units of AIMCO Properties, L.P., cash or any combination thereof. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

                  Concurrently with the filing of this Schedule TO, Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), and AIMCO OP are filing two Registration Statements on Form S-4 to register the partnership common units of AIMCO OP issuable in exchange for the Units of Portfolio I and Portfolio II, respectively (the "Portfolio I Registration Statement" and the "Portfolio II Registration Statement," respectively). The offer to purchase Units in Portfolio I is being made pursuant to a Prospectus (the "Portfolio I Prospectus") and a related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively. The offer to purchase Units in Portfolio II is being made pursuant to a Prospectus (the "Portfolio II Prospectus" and, together with the Portfolio I Prospectus, the "Prospectuses") and a related Letter of Transmittal, copies of which are attached as Exhibits (a)(4) and (a)(5) hereto, respectively.

ITEM 1.  SUMMARY TERM SHEET.

                  Not applicable.

ITEM 2.  SUBJECT COMPANY INFORMATION.

                  (a)-(c) The information set forth under "SUMMARY - Your Partnership" and "YOUR PARTNERSHIP" in the Prospectuses is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

                  (a)-(c) This Schedule TO is being filed by AIMCO OP.
AIMCO-GP, Inc. a Delaware corporation ("AIMCO-GP"), is the general partner of AIMCO OP and a wholly owned subsidiary of AIMCO. The managing general partner of the Partnerships is a wholly owned subsidiary of AIMCO. The principal business of AIMCO, AIMCO-GP, and AIMCO OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO OP is 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

                  The information set forth under "SUMMARY - AIMCO and the AIMCO Operating Partnership" and "AIMCO AND THE AIMCO OPERATING PARTNERSHIP" in the Prospectuses, and in Annex A to the Prospectuses is incorporated herein by reference.

                  During the last five years, none of AIMCO, AIMCO-GP or AIMCO OP nor, to the best of their knowledge, any of the persons listed in Annex A to either of the Prospectuses (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

                  (a) The information set forth under "SUMMARY - The Offer", "- Terms of the Offer" and "THE OFFER" in the Prospectuses and the information set forth in the related Letters of Transmittal are incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (a) and (b) The information set forth under "SUMMARY - Background and Reasons for the Offer", "BACKGROUND AND REASONS FOR THE OFFER" and "CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES" in the Prospectuses is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  (a), (c)(1)-(7) The information set forth under "SUMMARY - Background and Reasons for the Offer", "- Terms of the Offer - Future Plans for Your Partnership", "BACKGROUND AND REASONS FOR THE OFFER" and "THE OFFER - Future Plans of the AIMCO Operating Partnership" in the Prospectuses is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a), (b) and (d) The information set forth under "SUMMARY - Terms of the Offer - Fees and Expenses", "- Source and Amount of Funds and Transactional Expenses" and "SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES" in the Prospectuses is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  The information set forth under "YOUR PARTNERSHIP - Beneficial Ownership of Interests in Your Partnership" in the Prospectuses is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

                  (a) The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 2001, which are listed on the Index to Financial Statements on page F-1 of such report, are incorporated herein by reference. Such report may be inspected at the Securities and Exchange Commission's public reference room in Washington, D.C. A copy can also be obtained from the Commission's web site at www.sec.gov.

                  (b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

                  The information set forth in the Prospectuses and in the related Letters of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1) Prospectus relating to the offer to purchase Units of Portfolio I (the Prospectus included in the Portfolio I Registration Statement is incorporated herein by reference).

(a)(2) Form of Letter of Transmittal and related Instructions (Exhibit 99.1 to the Portfolio I Registration Statement is incorporated herein by reference).

(a)(3) Form of Letter from AIMCO OP to the Limited Partners of VMS National Residential Portfolio I (Exhibit 99.2 to the Portfolio I Registration Statement is incorporated herein by reference).

(a)(4) Prospectus relating to the offer to purchase Units of Portfolio II (the Prospectus included in the Portfolio II Registration Statement is incorporated herein by reference).

(a)(5) Form of Letter of Transmittal and related Instructions (Exhibit 99.1 to the Portfolio II Registration Statement is incorporated herein by reference).

(a)(6) Form of Letter from AIMCO OP to the Limited Partners of VMS National Residential Portfolio II (Exhibit 99.2 to the Portfolio II Registration Statement is incorporated herein by reference).

(a)(7) Solicitation/Recommendation Statement on Schedule 14d-9, filed by VMS National Properties Joint Venture with the Securities and Exchange Commission on May 23, 2002 (incorporated herein by reference).

(b) Fourth Amended and Restated Credit Agreement among AIMCO, AIMCO OP, AIMCO/Bethesda Holdings, Inc., and NHP Management Company, Bank of America, N.A., Fleet National Bank, First Union National Bank, and the other financial institutions party thereto, dated as of March 11, 2002 (Exhibit 10.29 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001, is incorporated herein by reference).

(d)               Not applicable.

(g)               None.

(h)               None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  June 14, 2002
                                               AIMCO PROPERTIES, L.P.

                                               By: AIMCO-GP, INC.
                                                   Its General Partner



                                               By: /s/ Patrick J. Foye
                                                  ------------------------------
                                                  Patrick J. Foye
                                                  Executive Vice President